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                             October 12, 2022

       Bob R. Simpson
       Chief Executive Officer
       MorningStar Partners, L.P.
       400 West 7th Street
       Fort Worth, Texas 76102

                                                        Re: MorningStar
Partners, L.P.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
26, 2022
                                                            CIK 0001559432

       Dear Bob R. Simpson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 19, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Risk Factors
       Our partnership agreement will designate the Court of Chancery of the State of Delaware as the
       exclusive forum for certain types of actions, page 65

   1. We note your response to prior comment 3, and re-issue such comment in part. Please clearly state that
investors cannot waive compliance with the federal securities laws and rules and regulations
promulgated thereunder. In that regard, we note your disclosure that no unitholder can waive
compliance with respect to "the partnership   s or such
                                                        unitholder   s
compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
 Bob R. Simpson
MorningStar Partners, L.P.
October 12, 2022
Page 2
Exhibits

2. We have read your response to prior comment 10 and note the statement limiting the distribution to an exclusive audience has been removed from the reserve report filed as
      Exhibit 99.3 with Submission No. 3; however, the reserve report does not state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made
      with the Securities and Exchange Commission to comply with Item 1202(a)(8)(i) of
      Regulation S-K. Please obtain and file a revised reserve report.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-
3699 or Sandra Wall, Petroleum Engineer, at 202-551-4727 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura
Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameBob R. Simpson
                                                            Division of
Corporation Finance
Comapany NameMorningStar Partners, L.P.
                                                            Office of Energy &
Transportation
October 12, 2022 Page 2
cc:       Mollie Duckworth, Esq.
FirstName LastName